UMH Properties, Inc.

Juniper Business Plaza

3499 Route 9 North, Suite 3-C

Freehold, NJ  07728

(732) 577-9997

Fax:  (732) 577-9980

August 9, 2006

Mr. James Webster

Staff Accountant

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, D.C.  20549

Re:

UMH Properties, Inc.

File No. 1-12690

Comment Letter dated July 31, 2006

Dear Mr. Webster:

We are writing in response to your letter dated July 31, 2006 with respect to the Company’s Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006.

Form 10-K

Item 7 – Management’s Discussion and Analysis

Contractual Obligations, page 22

The Company does not have a formal post-retirement benefits plan for our employees.  Included in the contractual obligations table are retirement benefits relating to two executive officers.  These benefits are based upon specific employment agreements with these two executives.  The agreements do not require the Company to separately fund the obligation.  This information will be disclosed under contractual obligations in future filings.

The amount of the retirement benefits in the contractual obligations table ($932,050) represents the total future amount to be paid on an undiscounted basis.  As disclosed in Footnote 8 – Other Matters, the amount disclosed in the footnote ($697,058) represents the total amount which has been accrued under these agreements on a present value basis over the terms of the agreements.  The difference represents the amounts to be accrued over the remaining terms.

Form 10-Q

Certifications – Exhibit 31.1 and 31.2

The portion of the certifications relating to internal control over financial reporting was inadvertently omitted from the filing.  We will file an amendment to our Form 10-Q for the quarter ended March 31, 2006 that includes the entire filing together with the certifications of

Eugene W. Landy (CEO) and Anna T. Chew (CFO) in the form set forth in Item 601(b)(31) or Regulation S-K.

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact me at (732) 577-9997.

Very truly yours,

/s/ Anna T. Chew

ANNA T. CHEW

Vice President and Chief Financial Officer